Filed by Noble Corporation Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Noble Corporation

Commission File No.: 000-53604

Commission File No. for Registration Statement

on Form S-4: 333-189846

Excerpt from Noble Corporation earnings call — July 18, 2013

David Williams, Chairman, President and Chief Executive Officer

Before I turn the call over to James, I want to address the news we reported on July 1 regarding our proposed change of incorporation from Switzerland to the UK. Hopefully you have had a chance to read through the proxy filed on July 8. I want to reiterate that we believe that London’s position as an international business center, coupled with its well established tax regime, will help us to maintain our competitive position in the global marketplace and manage our geographically dispersed operations. We also believe that this transaction, which is expected to be tax neutral to the Company, will include a number of other benefits, including:

•	access to the UK’s well-developed legal system, corporate law and tax regime, and its established standards of corporate governance;

•	the flexibility associated with being incorporated in a common law jurisdiction;

•	an enhanced ability to attract and retain executive talent; and

•	the fact that London is a very centrally located global travel hub.

We believe the proposed move is in the best interest of Noble’s shareholders. Given where we are with the proxy filing, we expect to conduct an extraordinary meeting of shareholders in the fourth quarter of 2013. Since we have a proxy statement currently under review by the SEC, when we get into the Q&A segment of the call, we will not be taking any questions related to the proposed migration and refer you instead to the proxy filing.

Important Additional Information Regarding the Reorganization is Filed with the SEC

In connection with the proposed change in the place of incorporation, Noble Corporation, our current Swiss holding company (“Noble-Switzerland”) and Noble Corporation Limited, a newly formed company incorporated under English law (“Noble-UK”) have filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus, and each of Noble-Switzerland and Noble-UK have filed and will file documents with the SEC which contain other relevant materials in connection with the proposed change in the place of incorporation. A definitive proxy statement/prospectus will be mailed to the shareholders of

Noble-Switzerland once the registration statement has been declared effective by the SEC. INVESTORS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NOBLE AND ITS CHANGE IN PLACE OF INCORPORATION. Investors may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov or at Noble-Switzerland’s website at www.noblecorp.com. Investors will also be able to obtain, without charge, a copy of the proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to Investor Relations, Noble Corporation, Dorfstrasse 19A, 6340 Baar, Zug, Switzerland, telephone 41(41)761-65-55.

Participants in Solicitation

Noble-Switzerland and its directors and officers may be deemed to be participants in the solicitation of proxies from its shareholders with respect to the change in place of incorporation. Information about these persons is set forth in Noble-Switzerland’s proxy statement relating to its 2013 Annual General Meeting of Shareholders, as filed with the SEC on March 11, 2013, and in any documents subsequently filed by its directors and officers under the Securities Exchange Act of 1934, as amended. Investors may obtain additional information regarding the interests of such persons, which may be different than those of the Noble-Switzerland’s shareholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the change in place of incorporation that will be filed with the SEC